UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gravity Enters into License and Development Agreements with Dream Square in China

Seoul, South Korea – January 20, 2015 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or the “Company”), today announced that it has entered into business agreements with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) dated January 15, 2015.

Gravity signed a development agreement with Dream Square. Gravity granted Dream Square a nonexclusive right to develop and distribute mobile games in China by using contents of its principal product, Ragnarok Online. Dream Square is to develop and publish a mobile game within one year and another one within 18 months from the effective date of the agreement.

Gravity also signed a license agreement with Dream Square, which entitles Dream Square to operate and distribute Ragnarok Online II in China. The Company has already entered into license and distribution agreements for Ragnarok Online II with its subsidiary and local licensees for service in Japan, the United States, Europe, Taiwan and 19 other countries.

“We are happy to announce that Ragnarok Online II will be available in China by an excellent business partner such as Dream Square.” commented Mr. Hyun Chul Park, the CEO of Gravity. “Also, we are excited about this opportunity for world-renowned Ragnarok Online to reach out to mobile game players.”

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games and mobile games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: jihee521@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer

Date: January 20, 2015